Exhibit 21

Subsidiaries of the Company

Maine Public Service Company (“MPS”), a Maine corporation

Maine & New Brunswick Electrical Power Company, Ltd, a Canadian corporation, which is an inactive Canadian subsidiary of MPS

Energy Atlantic, LLC, a Maine limited liability company

Maine & Maritimes Energy Services (“MAMES”), a Maine corporation

Maricor Ltd, a Canadian corporation, which is a subsidiary of MAMES